SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                  OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                         ALEC BRADLEY CIGAR CORPORATION
                         ------------------------------
                 (Name of small business issuer in its charter)



                 Florida                                65-0701352
                 -------                                ----------
      (State or jurisdiction of                     (I.R.S. Employer
    incorporation or organization)                 Identification No.)


1750 N.W. 65th Avenue, Plantation, Florida                33313
------------------------------------------                -----
 (Address of Principal Executive Offices)              (Zip Code)


                                 (954) 321-5991
                                 --------------
              (Registrant's Telephone Number, Including Area Code)


           Securities to be registered under Section 12(b) of the Act:



          Title Of Each Class                 Name Of Each Exchange On Which
         To Be So Registered                  Each Class Is To Be Registered
         -------------------                  ------------------------------

              None                                          N/A


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)


                                TABLE OF CONTENTS


                                                                                   Page
                                                                                   ----
PART I

Item 1.  Description of Business                                                     1

Item 2.  Management Discussion and Analysis                                          5

Item 3.  Description of Property                                                     8

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management                                                              8

Item 5.  Directors, Executive Officers and Control Persons                           9

Item 6.  Executive Compensation                                                      9

Item 7.  Certain Relationships and Related Transactions                              9

Item 8.  Description of Securities                                                   10

PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity And Other Shareholder Matters                                 11

Item 2.  Legal Proceedings                                                           12

Item 3.  Changes in and Disagreements with Accountants                               12

Item 4.  Recent Sales of Unregistered Securities                                     12

Item 5.  Indemnification of Directors and Officers                                   13

PART F/S

         Financial Statements                                                        14

PART III

Item 1.  Exhibit Index                                                               III-1


                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT


                                     PART I

Item 1.  Description of Business.

General

         Alec Bradley Cigars was organized under the laws of the State of Florida on July 15, 1996. The Company is an importer and distributor of cigars. The Company's executive offices are located at 1750 N.W. 65th Avenue, Plantation, Florida and its telephone number is (954) 321-5991.

Description of Operations

         The Company is a cigar importer and distributor. The Company initially sold cigars to golf pro shops and country clubs nationwide. Its first cigar was the Bogey's Stogies. Through the success of this cigar, the Company has developed several new cigar lines.

         The Company primarily sells to two types of customers:

         1.       Distributors, including wine and liquor wholesalers; and
         2. Retailers, which includes tobacco shops, convenience stores, bars, restaurants and country clubs.

Background of the Industry

         In 1993 the cigar industry began to experience a dramatic increase in demand from consumers. This created a sizable increase in the number of both cigar manufacturers and retail tobacconists. Through the end of 1997, many of the cigar manufacturers were able to sell their entire production. However, by early 1998, the supply of cigars from the larger manufacturers exceeded demand from the retail tobacconists thereby causing the market to be flooded with cigars. This had an adverse effect on both the retailers and manufacturers. Today, management believes that the industry is still strong.

Company Cigars

         Bogey's Stogies

         Originally developed and marketed towards the golfing industry, Bogey's Stogies are now sold to both distributors and retailers. Blended to be full bodied, yet mild, Bogey's Stogies are sold nationwide in tobacco shops, bars and restaurants, as well as golf courses.

         Bogey's Stogies is a premium long-filler, handmade cigar manufactured in the Honduran factory from a reserve of aged Cuban-seed Dominican Piloto with Mexican and Nicaraguan ligero leaf. The Company uses a Sumatran binder and the cigar is finished with a gold Ecuadorean Connecticut-shade wrapper.

         Bogey's Stogies are available in Spanish Cedar hinge-top boxes in the following sizes: Robusto (50x5), Corona (44x6-1/4), Double Corona (50x6), Churchill (49x7), and Pyramid (36/54x7).

         Floribbean

         Floribbean Cigar is a premium, long-filler, handmade cigar manufactured in Miami. Manufactured from a private stock of aged Cuban-seed Piloto Cubano and Nicaraguan Havano, this cigar is bound with a Pennsylvania broad-leaf binder and finished with a Sumatran wrapper.

         Floribbean combines high quality tobaccos from the Caribbean and the expert Cuban craftsmanship of the Miami cigar rollers providing a traditional style cigar. Floribbean is available in the following sizes: Robusto (50x5), Corona (44x6-1/4), Double Corona (50x6), Churchill (49x7), and Pyramid (36/54x6). Floribbean is packaged in a Spanish cedar hinge-top boxes.

         Spirit of Cuba

         Spirit of Cuba is a premium, long-filler, handmade cigar manufactured in Honduras. Manufactured from a reserve of aged Cuban-seed Piloto Cubano and Nicaraguan Havano, this cigar is bound with a Pennsylvania broad-leaf binder and finished with an Indonesian wrapper. Spirit of Cuba is available in the following sizes: Robusto (50x5), Corona (44x6-1/4), Double Corona (50x6), Churchill (49x7), and Pyramid (36/54x6).

         Concept 2000

         Concept 2000 is a premium, long-filler, handmade cigar manufactured in Honduras. It is manufactured from a private reserve of aged Cuban-seed Dominican Piloto with Mexican and Nicaraguan ligero leaf ensuring its smoothness. The Company uses a Sumatran binder with a sweet finish, and the cigar is finished with a gold Ecuadorean Connecticut-shade wrapper. Concept 2000 provides a mild yet full-bodied taste.

         Concept 2000 is available in the following sizes: Robusto (50x5), Corona (44x6-1/4), Double Corona (50x6), Churchill (49x7), and Pyramid (35/54x6).

         Gourmet Dessert Cigars

         Management of the Company believes a trend in today's cigar market is flavored cigars and Alec Bradley is currently involved in the industry's flavoring technology. The Alec Bradley line of Gourmet Dessert Cigars is a high-end, sandwich filler product, enhanced with natural and artificial FDA approved flavorings processed into the tobacco before it is hand rolled.

         Flavors include chocolate, vanilla, rum, cherry, pina colada, amaretto, and cappuccino. Marketing efforts will focus on the newer generation of cigar smokers, which includes female cigar enthusiasts.

         Occidental Reserve

         Occidental Reserve is a ultra premium cigar manufactured by Hendrik Kelner. Mr. Kelner produces over 20 million cigars annually and is considered one of the top producers of premium cigars in the world. The average price of a cigar produced by Mr. Kelner is over $10.00 and many of the cigars produced under his supervision are known world-wide.

         Occidental Reserve is produced with filler and binder from Tabadom, the Dominican tobacco supply arm of some of the world's most famous cigars, and is finished with a U.S. Connecticut shade wrapper.

         This cigar directly competes quality wise with cigars that are priced higher than the retail cost of the Company's cigar. Occidental Reserve is produced in sizes, a corona, robusto, toro, churchill, and torpedo and is sold in bundles of 25.

Purchasing and Distribution

         The Company purchases and imports the majority of its cigars from cigar manufacturing plants in Honduras and The Dominican Republic. Occidental Cigar Corporation, the Company's supplier from The Dominican Republic, is a leading manufacturer of premium cigars. They produce the Company's Occidental Reserve line. Located in Santiago, Dominican Republic, Occidental Cigar Corporation occupies a 20,000 square foot building. The production is 15,000,000 cigars annually. Occidental Cigar Corporation also stocks over 3 years of raw material that includes wrapper, filler and binder; assuring consistent quality and production for several years.

         LaPerla Hondurena, located in Danli, Honduras, is the Company's supplier of gourmet cigars.

         The Company does not have any agreements with cigar manufacturers. Purchases are made on a per order basis. The Company pays all shipping costs.

Customers

         The Company has approximately 400 customers. The Company's biggest customer is Thompsons Cigar Company, located in Tampa. Thompsons accounts for approximately 25% of the Company's sales.

Other Projects

         As the Company continues to expand and improve on its current wholesale and retail programs, it maintains its focus on creating ways of supplying cigars to the public. These include:

         Mail Order Companies

         Alec Bradley has established a relationship with one of the largest mail order catalog companies in the United States. Alec Bradley presently supplies Thompsons Cigar Company with two of its cigar lines and is in present negotiations to add additional cigars to the catalogue. Thompsons mails over 17,000,000 catalogues a year.

         The Company's intent is to focus on dealing with catalog companies and large sources of distribution. Mail order companies generally sell to the final consumers which should help bring public awareness to the Company's product lines.

         Alec Bradley Direct

         The Company has created a direct sales approach which includes bi-monthly marketing via fax and daily in-house telemarketing. By removing all additional layers of distribution such as brokers, agents and outside sales representatives, the Company is able to keep prices below the industry average for high quality cigars. This is why Alec Bradley has chosen to deal directly with tobacconists on its new Occidental Reserve line. By marketing via broadcast fax and an in-house telemarketing staff the Company has been able to create and nurture relationships directly with the sales venue.

         Personalized and Customized Cigar Band Program

         Alec Bradley, in conjunction with an outside consultant, has developed a computer system for creating high quality, metallic ink cigar bands. This new technology allows the Company to produce small run (25 to 3,000) high quality personalized and customized private labeled cigars for a corporation, bar, restaurant or event. The Company has already produced custom bands for the Gulfstream Race Track, the Carquest Bowl, Tyson Foods, and many restaurants. The Company has also recently developed a program for the retail tobacconists to create house brands utilizing the new Occidental Reserve line.

         With this new program, the Company can generate as many as 25 bands. This technology enabled the Company to enter a contract as the sole provider of cigars to Signature Gardens, a Miami catering hall that holds as many as 30 events a week. These events include weddings, bar and bat mitzvahs, as well as corporate meetings and trade shows. Each event will be offered the availability of Alec Bradley's custom label program.

Competition

         The Company experiences competition with respect to each of its business units. The cigar manufacturing industry is highly competitive. The Company believes that as a distributor of premium cigars, it competes with a smaller number of domestic and foreign companies that specialize in premium cigars, and certain larger companies that maintain premium cigar lines, including Consolidated Cigar Corporation, Culbro Corporation and General Cigar Company.

         Many competitors have longer operating histories and significantly greater manufacturing, financial, technical and marketing resources and name recognition than the Company. No assurance can be given that the Company will continue to be able to compete effectively against these competitors or any other or existing or future competitors in any of its market segments.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Introduction

         The following discussion is based upon, and should be read in conjunction with, the audited consolidated financial statements of the Company as of and for the years ended December 31, 1999 and 1998, together with the notes thereto, and the unaudited consolidated financial statements of the Company as of and for the nine months ended September 30, 2000 and 1999, together with the notes thereto.

Fiscal 1999 Compared to Fiscal 1998

         Revenues

         Revenues for 1999 were $413,700, a decrease of $145,500, or 26.0%, from $559,200 for 1998. This was attributable to the difficulty in obtaining product directly from the manufacturers during 1999, as the Company changed its product mix to be more reliant upon the sale of proprietary brand cigars. Although revenues declined for 1999 as compared to 1998, the Company's gross profit was $201,900, an increase of $11,400, or 6.0%, from $190,500. This was attributed to the increased gross profits realized by changing the sales mix to be more dependent upon sales of proprietary product.

         Selling Expenses

         Selling expenses for 1999 were $25,100, a decrease of $62,000, or 71.2%, from $87,100 in 1998. Selling expenses include all compensation and related benefits for the sales personnel and advertising and promotional costs. This was attributable to the reduction in salespersons in 1999 as compared to 1998. Selling expenses represented 6.0% of revenues in 1999, compared to 15.6% in 1998.

         General and Administrative Expenses

         General and administrative expenses for 1999 were $172,800, a decrease of $56,500, or 24.6%, from $229,300 in 1998. General and administrative expenses primarily include salaries, supplies, and general operating expenses. The decrease in general and administrative expenses is attributable to the reduction in salaries of $61,500, travel of $10,000, telephone of $7,700, and insurance and other office expenses of $8,300 and an increase of $31,000 in professional fees. General and administrative expenses represented 41.8% of revenues in 1999, compared to 41.0% in 1998.

Fiscal Nine Months ending September 30, 2000 Compared to Fiscal Nine Months ending September 30, 1999

         Revenues

         Revenues for 2000 were $397,500, an increase of $98,400, or 32.9%, from $299,100 for 1999. This was attributable to the successful introduction of a new line of proprietary products during 2000. The Company's gross profit increased for 2000 as compared to 1999 to $128,300, an increase of $11,000, or 9.4%, from $117,300. Gross profits, as a percentage of sales were 32.3% and 39.2% respectively for the nine-month periods ending September 30, 2000 and 1999. The increase in gross profit was accomplished even after management's decision to write off non- cigar inventory totaling approximately $46,500 as of September 30, 2000. Had management not written off these items then the gross profit for the nine months ending September 30, 2000 would have been approximately $174,800, or 43.9% of sales.

         Selling Expenses

         Selling expenses for 2000 were $25,300, an increase of $8,000, or 46.2%, from $17,300 in 1999. Selling expenses include all compensation and related benefits for the sales personnel and advertising and promotional costs. Selling expenses represented 6.4% of revenues in 2000, compared to 5.8% in 1999.

         General and Administrative Expenses

         General and administrative expenses for 2000 were $103,800, a decrease of $38,100, or 26.8%, from $141,900 in 1999. General and administrative expenses primarily include salaries, supplies, and general operating expenses. The decrease in general and administrative expenses is primarily attributable to the reduction in salaries of $8,000, travel of $8,800, interest of $22,300, and professional fees of $11,400. These reductions offset the increase in supplies of $19,900. General and administrative expenses represented 26.1% of revenues in 2000, compared to 47.4% in 1999.

Liquidity and Capital Resources

         During fiscal 1999, cash utilized by operations was approximately $51,100 and primarily consisted of the repayment of Directors' loans of $82,500, reduction of accounts payable of $18,400. This was partially offset by net income for the period of $4,000, non-cash charges of $14,500, and a reduction in accounts receivable of $35,000.

         The Company's working capital was approximately $78,300 at December 31, 1999, compared to approximately $20,800 at December 31, 1998. The increase in working capital was primarily attributable to the conversion of approximately $39,000 of Director's loans to Additional Paid-in Capital.

         Management believes that cash generated from the Company's operations are adequate to support its short-term cash requirements for capital expenditures and maintenance of working capital.

Employees

         The Company currently employs approximately 3 full-time and 2 part-time employees and has 4 independent sales representatives. Of its employees, 2 are engaged in sales and marketing and 2 in executive and administrative roles. None of the Company's employees are covered by any labor union. The Company believes its relationships with its employees are generally good. The ability of the Company to fulfill its goals will be highly dependent on its ability to recruit and maintain a skilled work force. The Company believes its requirements for skilled workers will be met for the foreseeable future, but no assurances can be given in this regard. The Company does not have an employment contract or agreement with any of its employees.

Trademarks

         The Company has trademarked the name Bogie's Stogies. The Company has applied for other trademarks for its cigars, but these applications are pending.

Item 3.  Description of Property.

         Commencing May 1, 1998, the Company began to lease approximately 2,500 feet of office, administrative and warehouse facilities located at 1750 N.W. 65th Avenue, Plantation, Florida 33313, at a monthly rate of $1,400. These facilities are leased on a monthly basis.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         As of the date of this Registration Statement, there were 4,484,777 shares of the Company's Common Stock issued and outstanding. The following table sets forth information with respect to the beneficial ownership of each class of voting securities of the Company by

         (1) each person known by the Company to be the owner of more than 5% of the outstanding shares of any class of voting securities;

         (2)      each officer and director; and

         (3)      all officers and directors as a group.

         Unless otherwise indicated, the address for each individual listed is 1750 N.W. 65th Avenue, Plantation, Florida 33313.

                                                                          Beneficial Ownership
                                                                                        Percent of
Name and Address                                                     Shares                Shares
----------------                                                     ------             -----------
Alan V. Rubin                                                          2,645,000            59.0%

Bruce A. Ginsberg
2523 Monterey Court
Weston, FL 33327                                                         500,000            11.1%

Peter Troiano
7 Bayview Place
Massapequa, NY 11758                                                     400,000             8.9%

Logan Realty, Inc.
555 South Federal Highway, Suite 200
Boca Raton, FL 33432                                                     238,889             5.3%

All Executive Officers
and Directors as a Group
(one person)                                                           2,645,000            59.0%

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The Directors, Executive Officers, Promoters and Control Persons of the Company are as follows:

    Name                      Age            Positions Held
    ----                      ---            --------------
Alan V. Rubin                  39            Director, Chief Executive Officer,
                                             President, Secretary

         Alan Rubin has served as a director and officer of the Company since its inception. Alan Rubin served as vice president of All Point Screw Bolt & Speciality Co., a distributor and direct importer of fasteners and building products from 1984 to 1996. During his 12 year tenure, company sales increased from $100,000 in 1985 to more than $2 million in 1995. Mr. Rubin attended the University of Florida.

         The Company's directors are elected at the annual meeting of stockholders and hold office for one year and until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board. The Directors do not currently receive fees for their services as directors.

         The Company's Board of Directors currently does not have an audit committee, compensation committee or nominating committee.

Item 6.  Executive Compensation

         The Company has not paid any salary to Alan Rubin, sole officer and director. In lieu of salary, Mr. Rubin has taken advances of approximately $1,500 per week since August 1997. To date, Mr. Rubin owes the Company approximately $27,000. In addition, Mr. Rubin received approximately $525 per month for automobile lease expenses.

Item 7.  Certain Relationships and Related Transactions

         Alan Rubin, the sole officer and director of the Company, has been loaned an aggregate of $27,000 by the Company. These advances are covered by notes payable to the Company. The notes bear no interest rate nor terms of repayment.

Item 8.  Description of Securities

Capital Stock

         The Company's authorized capital consists of 30,000,000 shares of common stock, par value $.0001, and 1,000,000 shares of preferred stock, par value of $.0001.

         Common Stock
         ------------

         As of the date of this Registration Statement, there were 4,484,777 shares of the Company's Common Stock issued and outstanding.

         Preferred Stock
         ---------------

         The Company has not designated nor issued any shares of preferred stock.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         The Company's Common Stock is listed on the pink sheets. The Company trades under the symbol ABDC. The stock is thinly traded and transactions in the stock are sporadic and infrequent.

         As of the date of this Registration Statement, there were approximately 35 holders of record of the Company's Common Stock.

         The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends on the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plan for expansion, as well as other factors the Board of Directors deems relevant.

Item 2.  Legal Proceedings.

         As of the date of this Registration Statement, the Company is not a party to any pending legal proceeding and is not aware of any threatened legal proceeding.

Item 3.  Changes in and Disagreements with Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities.

         The following provides information concerning all sales of securities within the last three years which were not registered under the Securities and Exchange Act:

         The Company issued an aggregate of 2,670,000 to two founding officers in 1997. The Company issued these shares relying on the exemption from registration requirements of the Securities Act provided by Section 4(2) of the Securities Act.

         In addition, in late 1997 the Company issued an additional 497,777 shares of its common stock to 3 individuals as payment for services performed. The issuance of these shares was exempt from registration under the Securities Act under Section 4(2) of the Securities Act. This individual had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations.

         During November 1997, the Company sold an aggregate of 351,000 shares of its common stock to 30 investors in a private placement. These shares were offered at $1.00 per share. The offering was exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D. All investors received a disclosure document regarding the Company and had the opportunity to ask questions concerning the Company and its operations.

         In October 1998, the Company issued 54,000 shares of common stock to an individual investor for approximately $25,000. The issuance was made in reliance upon the exemption from registration requirements of the Securities Act by
Section 4(2) of the Securities Act. This individual had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations.

         In April 1999, the Company issued an aggregate of 900,000 shares of common stock to two investors for $9,000. The issuance of these shares was exempt from registration under the Securities Act under Section 4(2) of the Securities Act. These individuals had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations.

Item 5.  Indemnification of Directors and Officers.

         The Company's Articles of Incorporation, as amended, provide that the Company must, to the fullest extent permitted by the Florida Business Corporation Act, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-laws further provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Florida law. The indemnification provided in the By-laws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. The Company's indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, the best interests of the Company. The foregoing indemnification covers violations of federal securities laws.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

         See "Index to Consolidated Financial Statements" for a listing of the consolidated financial statements filed with this Form 10-SB.

                            ALEC BRADLEY CIGAR CORP.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



Independent Auditor's Report                                                         F-1

Balance Sheets - December 31, 1999 and 1998                                          F-2

Statements of Operations - Years Ended December 31, 1999 and 1998                    F-3

Statements of Shareholders' Equity - Years Ended December 31, 1999 and 1998          F-4

Statements of Cash Flows - Years Ended December 31, 1999 and 1998                    F-5

Notes to Combined Financial Statements - Years Ended December 31, 1999 and 1998      F-6


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Shareholders
Alec Bradley Cigar Corp.
Plantation, Florida


We have audited the accompanying balance sheets of Alec Bradley Cigar Corp. as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alec Bradley Cigar Corp. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


SPEAR, SAFER, HARMON & CO.

Miami, Florida
February 10, 2000

                            ALEC BRADLEY CIGAR CORP.

                                 Balance Sheets

                           December 31, 1999 and 1998


                         A S S E T S                              September 30, 2000            1999                   1998
                                                                  ------------------     -----------------       ---------------
                                                                      (Unaudited)
Current Assets:
   Cash and cash equivalents                                       $        26,159         $        18,652       $        30,674
   Accounts receivable, net of allowance for
    doubtful accounts of $5,700 in 1999                                     60,289                  42,405                77,362
   Inventory                                                                72,443                  93,186                90,480
   Directors loans and advances                                             27,424                       -                     -
   Prepaid expenses                                                          1,500                       -                     -
                                                                   ---------------         ---------------       ---------------

           Total Current Assets                                            187,815                 154,243               198,516

Furniture and Equipment, net                                                15,184                  20,236                28,502

Trademarks and Other Assets                                                  6,752                   8,252                10,532
                                                                   ---------------         ---------------       ---------------

                                                                   $       209,751         $       182,731       $       237,550
                                                                   ===============         ===============       ===============


             LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable and accrued expenses                           $       100,038         $        50,068       $        68,420
   Payroll taxes payable                                                     3,568                  16,227                17,200
   Directors' loans and advances                                                 -                   9,575                92,120
                                                                   ---------------         ---------------       ---------------

           Total Current Liabilities                                       103,606                  75,870               177,740
                                                                   ---------------         ---------------       ---------------

Shareholders' Equity:
   Common stock                                                                448                     448                   351
   Paid in capital                                                         234,597                 234,597               191,649
   Accumulated deficit                                                    (128,900)               (128,184)             (132,190)
                                                                   ---------------         ---------------       ---------------

           Total Shareholders' Equity                                      106,145                 106,861                59,810
                                                                   ---------------         ---------------       ---------------

                                                                   $       209,751         $       182,731       $       237,550
                                                                   ===============         ===============       ===============

The accompanying notes are an integral part of these financial statements.

                            ALEC BRADLEY CIGAR CORP.
                            Statements of Operations
                     Years Ended December 31, 1999 and 1998



                                                 September 30,     September 30,
                                                     2000              1999               1999             1998
                                               ---------------    --------------    --------------    --------------
                                                  (Unaudited)       (Unaudited)
Sales                                          $       397,549    $      299,096    $      413,751    $      559,241
Cost of Sales                                          269,168           181,744           211,888           368,790
                                               ---------------    --------------    --------------    --------------

Gross Profit                                           128,381           117,352           201,863           190,451
                                               ---------------    --------------    --------------    --------------

Operating Expenses:
   Selling                                              25,269            17,345            25,051            87,123
   General and administrative                          103,828           141,897           172,806           229,318
                                               ---------------    --------------    --------------    --------------

                                                       129,097           159,242           197,857           316,441
                                               ---------------    --------------    --------------    --------------

Income (Loss) from Operations                             (716)          (41,890)            4,006          (125,990)

Other Income                                                 -                 -                 -             1,920
                                               ---------------    --------------    --------------    --------------

Net Income (Loss)                              $          (716)   $      (41,890)   $        4,006    $     (124,070)
                                               ===============    ==============    ==============    ==============

Net income (Loss) per Common Share             $             -    $        (.012)   $         .001    $        (.035)
                                               ===============    ==============    ==============    ==============

Weighted Average shares Outstanding                  4,484,777         3,510,777         4,484,777         3,510,777
                                               ===============    ==============    ==============    ==============

The accompanying notes are an integral part of these financial statements.

                            ALEC BRADLEY CIGAR CORP.
                       Statements of Shareholders' Equity
                     Years Ended December 31, 1999 and 1998


                                                                                                                     Total
                                         Number of       Common           Additional                            Shareholders'
                                          Shares          Stock        Paid-in Capital  Accumulated Deficit        Equity
                                      -------------    -----------    ----------------- -------------------   ----------------
Balance at December 31, 1997              3,510,777    $       351     $     191,649       $       (8,120)    $        183,880

Net loss                                          -              -                 -             (124,070)            (124,070)
                                      -------------    -----------     -------------       --------------     ----------------

Balance at December 31, 1998              3,510,777            351           191,649             (132,190)              59,810

Common shares issued                        974,000             97             3,903                    -                4,000

Conversion of directors' loans to
  additional paid-in capital                      -              -            39,045                    -               39,045

Net income                                        -              -                 -                4,006                4,006
                                      -------------    -----------     -------------       --------------     ----------------

Balance at December 31, 1999              4,484,777            448           234,597             (128,184)             106,861

Net loss (unaudited)                              -              -                 -                 (716)                (716)
                                      -------------    -----------     -------------       --------------     ----------------

Balance at September 30, 2000             4,484,777    $       448     $     234,597       $     (128,900)    $       (106,145)
                                      =============    ===========     =============       ==============     ================

The accompanying notes are an integral part of these financial statements.

                            ALEC BRADLEY CIGAR CORP.
                            Statements of Cash Flows
                     Years Ended December 31, 1999 and 1998


                                                               September 30, 2000  September 30, 1999       1999           1998
                                                               ------------------  ------------------   -----------    ------------
                                                                   (Unaudited)         (Unaudited)
Cash Flows from Operating Activities:
   Net income (loss)                                           $          (716)     $    (41,890)       $     4,006    $   (124,070)
   Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
     Depreciation and amortization                                       7,800             7,999             10,546          10,654
     Common stock issued for services                                        -                 -              4,000               -
   Changes in assets and liabilities:
     Accounts receivable                                               (17,884)           48,327             34,957          (1,548)
     Inventory                                                          20,743           (35,636)            (2,706)         (9,991)
     Prepaid expenses                                                   (1,500)                -                  -          26,643
     Accounts payable                                                   49,970            10,881            (18,352)         55,729
     Payroll taxes payable                                             (12,659)            8,343               (973)              -
     Directors' loans and advances                                     (36,999)          (27,500)           (43,500)        (46,000)
                                                               ---------------      ------------        -----------    ------------

Net Cash Provided by (Used in) Operating Activities                      8,755           (29,476)           (12,022)        (88,583)
                                                               ---------------      ------------        -----------    ------------

Cash Flows from Investing Activities:
   Cash payments for the purchase of property                           (1,248)                -                  -         (18,785)
                                                               ---------------      ------------        -----------    ------------

Net Increase (Decrease) in Cash and Cash Equivalents                     7,507           (29,476)           (12,022)       (107,368)

Cash and Cash Equivalents - Beginning of Year                           18,652            30,674             30,674         138,042
                                                               ---------------      ------------        -----------    ------------

Cash and Cash Equivalents - End of Year                        $        26,159      $      1,198        $    18,652    $     30,674
                                                               ===============      ============        ===========    ============

Supplemental Disclosure of Non-Cash Financing Activities:
   Directors' loans and advances converted to
     additional paid-in capital                                $             -      $          -        $    39,045    $          -

The accompanying notes are an integral part of these financial statements.

                            ALEC BRADLEY CIGAR CORP.

                     Notes to Combined Financial Statements

                     Years Ended December 31, 1999 and 1998

 (Unaudited with Respect to the Nine Months Ending September 30, 2000 and 1999)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization - Alec Bradley Cigar Corp. ("Alec Bradley"), a Florida corporation, was organized in July 1996. The Company imports and distributes cigars domestically, with offices located in Davie, Florida.

         Basis of Accounting - The financial statements are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

         Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and trade accounts receivable. The Company places its cash with high credit financial institutions. However, the Company occasionally maintains cash balances in excess of the F.D.I.C. insurance limits, thereby failing to limit the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade accounts receivable are reduced due to the Company's large number of customers. The Company conducts ongoing credit evaluations of its customers and generally does not require collateral or other security from these customers.

         Income Taxes -The Company, with the consent of its shareholders, elected to be an "S" Corporation under the Internal Revenue code. Under those provisions, the Company is not subject to Federal Income taxes, but rather, the shareholders are liable for individual Federal Income taxes or their respective shares of corporate income.

         Inventory - Inventory consists primarily of cigars, humidors, displays, boxes and labels and is stated at the lower of cost (first-in, first-out) or market.

         Furniture and Equipment - Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

         Advertising Costs - Advertising costs are charged to expense during the period in which they are incurred. Advertising expenses for the years ended December 31, 1999 and 1998, approximated $11,000 and $72,000, respectively.

                            ALEC BRADLEY CIGAR CORP.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

         Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FURNITURE AND EQUIPMENT

         Furniture and equipment consist of the following as of December 31,:

                                                          September 30,
                                                               2000                1999                 1998
                                                          -------------       --------------        ------------
              Computer and office equipment               $      26,170       $       26,170        $     26,170
              Furniture and fixtures                             17,682               16,434              16,434
                                                          -------------       --------------        ------------

                                                                 43,852               42,604              42,604

              Less accumulated depreciation                      28,568               22,368              14,102
                                                          -------------       --------------        ------------

                                                          $      15,184       $       20,236        $     28,502
                                                          =============       ==============        ============

         Depreciation expense for the years ended December 31, 1999 and 1998 approximated $8,000 and $11,000, respectively and for the nine month periods ending September 30, 2000 and 1999 approximated $6,300 and $6,700.


NOTE 3 - RELATED PARTY TRANSACTIONS

         The Company had notes payable to directors in the amount of approximately $9,600 and $92,000 at December 31, 1999 and 1998, respectively. The notes payable bear no interest. As of September 30, 2000, principal obligations under notes payable were satisfied in full. Additionally, subsequent to December 31, 1999, a director and shareholder of the Company received advances of approximately $27,000.

                            ALEC BRADLEY CIGAR CORP.

NOTE 4 -  SHAREHOLDERS'  EQUITY

          The shareholders' equity of Alec Bradley as of December 31, is as follows:

                                                                                       1 9 9 9
                                                                ---------------------------------------------------
                                                                    Common            Preferred           Paid-In
                                                                     Stock              Stock             Capital
                                                                ----------------   ----------------   -------------
              Alec Bradley:
                $.001 stated value common stock,
                30,000,000 shares authorized;
                4,484,777 shares issued and
                outstanding                                     $       448          $        -        $    234,597

                $.001 stated value preferred stock,
                1,000,000 shares authorized; no
                shares issued or outstanding                              -                   -                   -
                                                                -----------          ----------        ------------

                                                                $       448          $        -        $    234,597
                                                                ===========          ==========        ============

                                                                                       1 9 9 8
                                                                ---------------------------------------------------
                                                                    Common            Preferred           Paid-In
                                                                     Stock              Stock             Capital
                                                                ----------------   ----------------   -------------
              Alec Bradley:
                $.001 stated value common stock,
                30,000,000 shares authorized;
                351,000 shares issued and
                outstanding                                     $       351          $        -        $    191,649

                $.001 stated value preferred stock,
                1,000,000 shares authorized;
                no shares issued or outstanding                           -                   -                   -
                                                                -----------          ----------        ------------

                                                                $       351          $        -        $    191,649
                                                                ===========          ==========        ============

                                      F-8

                            ALEC BRADLEY CIGAR CORP.

NOTE 5 - TRADEMARKS

         The Company incurred approximately $10,000 in legal and registration fees for its trade name, Bogie's Stogies. These amounts have been capitalized and are being amortized over the life of the trademark, 15 years using the straight-line method.


NOTE 6 - COMMITMENTS AND CONTINGENCIES

         Lease - The Company currently operates out of leased premises pursuant to a month to month rental agreement.

                                    PART III

Item 1.  Index to Exhibits.

EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION

3.0               Articles of Incorporation

3.1               Amendment to Articles of Incorporation

3.2               Bylaws

21                Subsidiaries of the registrant

27                Financial Data Schedule



                                      III-1

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Alec Bradley Cigar Corporation


Date:    December 18, 2000                  By:  /s/ Alan Rubin
                                                 ----------------------------
                                                 Alan Rubin, President







                                      III-2